

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Mr. Douglas N. Currault II
Assistant General Counsel and Secretary
Freeport-McMoRan Copper & Gold Inc., as depositor of the Royalty Trust
333 N. Central Ave.
Phoenix, AZ 85004

Re: **Gulf Coast Ultra Deep Royalty Trust**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed February 8, 2013
        File No. 333-185742

Dear Mr. Currault:

We have reviewed your amendment and your correspondence dated February 8, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated January 25, 2013. We continue to believe that FCX and MMR meet the statutory definition of "issuer" in Securities Act Section 2(a)(4), notwithstanding the policy considerations noted in your response letter. Please revise your filing to reflect the status of FCX and MMR as co-issuers.

Questions and Answers About the MMR Special Meeting, page ii

What consideration will MMR stockholders receive if the merger is completed…, page vi

2.   We note your response to comment 7 in our letter dated January 25, 2013, and the related disclosure that you added on page 127 of your filing. Please also provide such

information in this section, or provide in this section a cross-reference to the information provided on page 127.

3.   We note your response to comment 9 in our letter dated January 25, 2013. Please quantify the equity stakes in percentage terms under the alternate scenarios, the first where the PXP merger is consummated prior to the consummation of the MMR merger and the second where the PXP merger is not consummated prior to the consummation of the MMR merger.

Conditions to the Completion of the Merger, page 9

4.   We note your response to comment 3 in our letter dated January 25, 2013. In your response and in revisions to the Letter to Shareholders, you indicate that the NYSE and NASDAQ listing conditions could be waived. Similarly revise to disclose throughout the prospectus, as appropriate. Your revised disclosure should discuss the potential impact on shareholders of the difference in a listing on the NYSE and NASDAQ versus the OTC Markets Group or the OTC Bulletin Board.

5.   See our last comment above. In your response letter, tell us whether the waiver of the condition would occur before the shareholder vote.

6.   See our last comment above. Provide your analysis as to whether, in your view, waiving the listing condition cited would constitute a fundamental change to the prospectus requiring the filing of a post-effective amendment. If you do not believe that such change would constitute a fundamental change, tell us how you would handle dissemination of this information and how shareholders would be able to react to it.

Special Factors, page 19

7.   You have added Gulf Coast Ultra Deep Royalty Trust as a filing person on the Schedule 13E-3. Each filer must independently satisfy the disclosure requirements of that Schedule. Please revise generally to include all of the required information as to the Royalty Trust, including the Special Factors disclosure.

8.   We note that in rendering its opinion Evercore considered a report regarding MMR's proved, probable and possible reserves prepared by Ryder Scott Company, L.P. dated as of July 1, 2012, and that the information in this report formed part of the basis for Evercore's valuation analyses. Please furnish the information required by Items 4(b) and 21(c) of Form S-4. See also Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A.

Background of the Merger, page 19

9.   We note your disclosure on page 120 that the charter amendment proposal "was adopted by a majority of the directors then in office and the continuing directors…." Please

disclose in the Background of the Merger section the circumstances of the MMR directors' adoption of the charter amendment proposal. For example, disclose when the directors adopted the proposal and why, identify the directors who participated in the vote, and explain the meaning of "continuing directors" in this context. Also clarify how the parties' negotiation of the "majority of the disinterested stockholders condition" related to the charter amendment proposal.

10.   We note your response to comments 16 and 23 in our letter dated January 25, 2013. In light of your statement on page 22 that at no time did MMR engage in direct discussions with PXP regarding a potential transaction between PXP and MMR, please revise your disclosure to clarify why PXP and MMR exchanged non-public information, why PXP conducted a review and analysis of MMR, and why, on August 14, 2012, Mr. Moffett and three MMR geologists met with PXP representatives to discuss PXP's Gulf of Mexico exploration properties for purposes of assessing those properties. In addition, where you disclose on page 23 that the FCX special committee met with Mr. Flores on September 20, 2012, and discussed with him PXP's recently announced acquisitions and plans for future development, and "PXP's interest in MMR," please revise your disclosure to clarify whether the reference is to PXP's equity interest in MMR or to PXP's interest in a potential transaction with MMR.

11.   We note your response to comment 17 in our letter dated January 25, 2013. Please discuss in greater detail the negotiation of the termination fees and the definition of "intervening events" with respect to the MMR board's ability to change its recommendation. For example, explain how MMR came to agree to the exclusion from the definition of "intervening events" of events or changes relating to the expectation, discovery or development of hydrocarbons which may be contained in or which may be accessible, produced, marketed or sold from any oil and gas interest of MMR or any of its subsidiaries. In that regard, we note that it appears that such exclusion would in effect prevent the MMR board from changing its recommendation in favor of the merger due to potential positive developments relating to the prospects of MMR's oil and gas interests. As another example, where you state on page 31 that "the MMR special committee determined to accept the FCX special committee's proposal, particularly in light of the fact that the MMR board of directors would not be prohibited from changing its recommendation in the event of an intervening event or if it was presented with a superior proposal," clarify the terms set forth in "the FCX special committee's proposal" in this instance.

12.   We note your response to comment 17 in our letter dated January 25, 2013, with respect to the subject interests for the Royalty Trust. Please clarify in your disclosure whether the parties ever discussed which particular ultra-deep prospects would be included in the trust, or whether the parties contemplated consistently during the negotiations that all of MMR's ultra-deep prospects would be included.

13.   We note your response to comment 21 in our letter dated January 25, 2013. Please revise your disclosure on page 22 to explain how the standstill obligations imposed on FCX and

PXP, respectively, by the existing FCX and PXP stockholder agreements "would otherwise terminate earlier pursuant to the terms of the stockholder agreement[s]," compared to the six-month standstill provisions in the confidentiality agreements. Also provide more detail regarding the circumstances of MMR's agreement to waive the standstill obligations in the existing FCX and PXP stockholder agreements, which waivers you mention on page 106. For example, disclose when MMR agreed to the waivers, why MMR agreed to them, and which MMR directors approved them.

14. Refer to the following sentence on page 24: "On October 24, 2012, at a meeting of the FCX special committee in Houston attended by representatives of Credit Suisse and Wachtell Lipton, the FCX special committee discussed the status of each potential transaction, including the possibility of an overriding royalty trust structure that Evercore had suggested the FCX special committee consider as part of the consideration in a potential transaction." Please revise your disclosure to clarify when Evercore suggested that the FCX special committee consider the possibility of an overriding royalty trust structure and when the MMR special committee first discussed such a structure.

15. We note your response to comment 26 in our letter dated January 25, 2013. Please revise your filing at page 25 to clarify whether the additional capital raise of up to $700 million was needed, or had been completed, in order to continue MMR's drilling and development plans.

16. We note your disclosure on page 28 that the MMR special committee also discussed that Mr. Moffett had discussions with a foreign energy company regarding a potential strategic transaction. Please disclose when Mr. Moffett's discussions with the foreign energy company took place, who initiated the discussions, and why such discussions were not pursued further. See Item 1013(b) of Regulation M-A.

MMR's Reasons for the Merger…, page 33

17. We note your response to comment 36 in our letter dated January 25, 2013. We also note your disclosure that the MMR special committee did not specifically consider the going concern value of MMR as a factor in assessing the fair value of MMR because the MMR special committee did not consider it relevant to its determination. Please revise your filing to clarify why the MMR special committee did not consider the going concern value to be relevant to its determination.

18. We note your disclosure at page 33 regarding the MMR board's consideration of the fact that the $14.75 in cash being paid for each outstanding share of MMR common stock represented a premium of 74.3% based on the closing price of MMR on December 4, 2012, the last trading day before the merger agreement was signed, and a premium of 31.2% based on MMR's one-month volume-weighted average price at that date. Please disclose whether and how the MMR board considered the historical prices of MMR's common stock beyond such one-month period in reaching its fairness determination. To

the extent this factor was not considered, or was considered but given little weight, please explain why. Please refer to comment 36 in our letter dated January 25, 2013.

19. We note your response to comment 37 in our letter dated January 25, 3013. In particular, we note your disclosure on page 34 that the MMR special committee believes that the procedural safeguards include "the fact that the MMR special committee and the MMR board of directors were aware of the existing relationships among FCX, MMR and PXP, and the fact that FCX intended to contemporaneously enter into the PXP merger agreement and the voting and support agreement[.]" Please expand your disclosure to explain how this represents a procedural safeguard. Please also revise to provide such information with respect to the consideration of procedural fairness by the FCX parties. In that regard, we note from the disclosure on page 37 that the FCX Parties considered the same facts as indicia of procedural fairness.

20. We note your response to comments 42 and 43 in our letter dated January 25, 2013. For both the implied reference ranges per share of MMR common stock and the values attributable to the royalty trust units, please expand your disclosure to discuss how each filing person "took these variations and differences into account in reaching their conclusion as to fairness for purposes of inclusion in this proxy statement/prospectus." Describe how each party considered the analyses yielded by the other party's financial advisor.

21. In addition, we note your revised disclosure regarding the effect of the differences in assumptions, analyses, and implied valuation ranges used by each financial advisor. Please highlight in your disclosure such material differences in assumptions, analyses, and implied valuation ranges. As an example only, please disclose the resource estimates for the ultra-deep assets relied upon by each of the filing parties, Evercore, RPS, and Credit Suisse. Explain any relevant technical terms. Furthermore, in connection with our comment above, ensure that you address how each filing person and financial advisor took into consideration the variations in the resource estimates in their determinations as to fairness to the MMR shareholders.

22. Please disclose in this section that the board presentation materials which were prepared by Evercore and Credit Suisse have been filed publicly with the related Schedule 13E-3.

Purposes and Reasons of the FCX Parties for the Merger, page 38

23. We note your response to comments 18 and 38 in our letter dated January 25, 2013. Please disclose in greater detail FCX's reasons for undertaking the transaction at this time. Note that conclusory statements will not be considered sufficient disclosure in response to Item 1013(c) of Regulation M-A. See Instruction 1 to Item 1013.

Certain Information Prepared by the Management of MMR, page 40

24. We note your response to comment 47 in our letter dated January 25, 2013, and reissue such comment. In that regard, it is not clear from your response or your revised disclosure whether the projected data that appears in this section reflects all of the non-public financial forecasts and figures provided to the named financial advisors by MMR. In addition, we note that the financial projections set forth at page 8 of the Evercore presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3, include data through 2019, but the information provided at pages 41-42 of your registration statement only present such data through 2016.

25. We note MMR's "Internal estimates of production volumes and revenues based on production from existing fields" presents estimated future production figures for 2013-2016 whose total is about 15% lower than the total for the same period from your third party engineer's report, effective July 1, 2012. Please explain the reason(s) for this significant difference. We may have further comment.

26. Please expand the discussion under "Ultra-Deep Drilling and Development Activities" to: clarify whether the future projections of production, revenues, EBITDAX, "Net Reserves," etc. are gross (8/8ths) or net to MMR; and disclose assumptions for exploratory drilling success, total well count, individual well production costs and ultimate condensate yield for the ultra-deep drilling program.

27. On page 42 you state, "Using the same assumptions described above, MMR provided Evercore and Credit Suisse with model results of potential values, depending on success, as shown in the table below." Please disclose the parameters that were varied to generate the range of "Net Reserves" from 5 to 50 TCFE.

28. Refer to the following sentence on page 43: "MMR has made publicly available its actual results of operations for the fiscal year ended December 31, 2011, and for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and you should review carefully MMR's Annual Report on Form 10-K and Quarterly Reports on Form 10-Qs for such periods, which are incorporated by reference into this proxy statement/prospectus." Please disclose the availability of your Form 10-K for the fiscal year ended December 31, 2012, which includes a report regarding MMR's proved, probable and possible reserves prepared by Ryder Scott Company, L.P. dated as of December 31, 2012.

Opinion of Financial Advisor to the MMR Special Committee, page 43

29. We note your response to comment 53 in our letter dated January 25, 2013. Please revise your disclosure to include the explanations which you provided to us in your response letter.

30.   We note your response to comment 55 in our letter dated January 25, 2013, and reissue such comment in part. With respect to your disclosure regarding the selection of precedent transactions described on pages 48-50, tell us whether any additional transactions fit within these criteria but were not analyzed or were analyzed but not included in the report and if so, why not.

31.   In addition, please provide more detail regarding how the precedent transactions were chosen in the following reviews by Evercore:

- the review of oil and gas corporate transactions announced between September 2005 and November 2013 with a transaction value in excess of $100 million, and

- the review of corporate takeover transactions announced or closed between January 1, 2012 and December 3, 2012 to evaluate the premium paid.

Please also identify each of the transactions analyzed, including the parties involved and the dates the transactions were announced. Please refer to comments 55 and 56 in our letter dated January 25, 2013.

32.   We note your response to comment 57 in our letter dated January 25, 2013. Please disclose in this section the substance of your response. Also disclose whether and, if so, how each filing person took into account, for purposes of its fairness determination, the discounted cash flow analysis, notwithstanding Evercore's determination not to rely on such analysis. Please also disclose the results of such analysis, or tell us why you do not believe that such information is material.

33.   We note your response to comment 59 in our letter dated January 25, 2013. Refer to the following sentence on page 46: "The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore." As noted in our prior comment, you are required to describe all material financial analyses performed by the fairness advisor in reasonable detail so as to make the information you provide complete. Please revise to remove the implication that the summary is not complete, and make corresponding revisions elsewhere in your proxy statement/prospectus where you include this type of qualification.

34.   See our last two comments above, and refer to the following sentence on page 52: "The foregoing summary of the material financial analyses does not purport to be a complete description of all analyses or data presented by Evercore." Please either remove this qualification or revise your disclosure to clarify what analyses or data you are omitting.

35.   Where you disclose on page 53 that the contingent portion of Evercore's success fee will be equal to 0.53% "of the transaction value (as defined in Evercore's engagement letter) of the merger," please expand your disclosure to explain how the transaction value is calculated.

Risk Factors, page 83

The value of the royalty trust units to be received as portion of the merger consideration is uncertain., page 85

36.   We note your statement, "Consequently, there are no reserves classified as proved, probable or possible associated with the subject interests." Your February 20, 2013 news release announces the attribution of 12.9 BCFE of proved reserves to the Lineham Creek ultra-deep well. Please furnish to us the engineering report(s) you used as the basis for this proved, probable and possible reserve attribution. Include maps, well log interpretations, volumetric calculations and analogy well performance. Please use the same addressee and procedure as requested in comment 52 in our letter dated January 25, 2013.

Description of the Subject Interests, page 128

37.   We note your statement "Approximately 16,000 net acres owned by MMR and associated with MMR's ultra-deep prospects are scheduled to expire in 2013." Please amend your document to disclose the range of resource and production volumes you have attributed to this expiring acreage.

The Charter Amendment Proposal…, page 120

38.   We note your response to comment 73 in our letter dated January 25, 2013. We also note your disclosure at page 120 that the MMR board of directors determined that the charter amendment proposal is in the best interests of MMR and its stockholders. Please revise your disclosure to state the basis for this belief.

Where You Can Find More Information, page 142

39.   Please tell us why you do not incorporate by reference certain current reports on Form 8-K filed by MMR under Item 8.01 of Form 8-K, such as the current report on Form 8-K filed by MMR on January 31, 2013, and the current report on Form 8-K filed by MMR on December 27, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:	David E. Shapiro
	Wachtell, Lipton, Rosen, & Katz